  As filed with the Securities and Exchange Commission on September 28, 2001
                          Registration No. 333-______

--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549
                             --------------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                          --------------------------

                            TRANSWITCH CORPORATION
            (Exact name of Registrant as specified in its charter)

            Delaware                                          06-1236189
  (State or other jurisdiction                             (I.R.S. Employer
of incorporation or organization)                       Identification Number)

                            Three Enterprise Drive
                          Shelton, Connecticut  06484
                                (203) 929-8810

              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)
                                Dr. Santanu Das
                     President and Chief Executive Officer
                            TranSwitch Corporation
                            Three Enterprise Drive
                          Shelton, Connecticut 06484
                                (203) 929-8810
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                  ------------------------------------------

Copies of all communications, including all communications sent to the agent for service, should be sent to:
                           Timothy C. Maguire, Esq.
                        Testa, Hurwitz & Thibeault, LLP
                                125 High Street
                          Boston, Massachusetts 02110
                                (617) 248-7000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following. [_]

--------------------------------------------------------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                   PROPOSED MAXIMUM       PROPOSED MAXIMUM        AMOUNT OF
       TITLE OF EACH CLASS OF                    AMOUNT TO BE     OFFERING PRICE PER     AGGREGATE OFFERING     REGISTRATION
    SECURITIES TO BE REGISTERED                   REGISTERED           SHARE (1)              PRICE (1)              FEE
==================================================================================================================================
Common Stock, par value $.001 per share            5,481,504             $3.14               $17,211,923           $4,303
==================================================================================================================================

(1) Estimated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, solely for purposes of calculating the registration fee, based upon the average of the high and low prices per share as reported on the Nasdaq National Market on September 27, 2001.

     TranSwitch Corporation hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until TranSwitch shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS
----------

                SUBJECT TO COMPLETION DATED SEPTEMBER 28, 2001



                            TRANSWITCH CORPORATION

                               5,481,504 Shares

                                 Common Stock

     This prospectus relates to the public offering, which is not being underwritten, of 5,481,504 shares of our common stock that are held by some of our current stockholders.

     Our common stock is traded on the Nasdaq National Market under the symbol "TXCC." The last reported sales price of the common stock on the Nasdaq National Market on September 27, 2001 was $2.86 per share.

                               ----------------
                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 4.
                               ----------------

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



               The date of this prospectus is __________________.


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK. IN THIS PROSPECTUS, REFERENCES TO THE "COMPANY," "TRANSWITCH," "WE," "US" AND "OUR" REFER TO TRANSWITCH CORPORATION, A DELAWARE CORPORATION, AND ITS SUBSIDIARIES.

                            ________________________

                  TABLE OF CONTENTS

                                                     Page
                                                     ----
Our Company........................................     3
Special Note Regarding Forward-Looking Statements..     3
Risk Factors.......................................     3
Use of Proceeds....................................    15
Selling Stockholders...............................    15
Plan of Distribution...............................    18
Legal Matters......................................    20
Experts............................................    20
Where You Can Find More Information................    20
                   ----------------


We own or have rights to trademarks or tradenames that we use in conjunction with the sale of our products. TranSwitch is a registered trademark owned by us.

                                  OUR COMPANY

     TranSwitch was incorporated in Delaware on May 26, 1988. Our executive office is located at 3 Enterprise Drive, Shelton, Connecticut, and our telephone number is (203) 929-8810.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference contain forward-looking statements including, without limitation, statements concerning the future of the industry, product development, business strategy (including the possibility of future acquisitions), continued acceptance and growth of our products and dependence on significant customers. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other forward-looking information. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted below and other factors noted through this prospectus could cause our actual results to differ significantly from those contained in any forward-looking statement.

RISK FACTORS

     You should carefully consider the following risks before making an investment decision. Our business, operating results and financial condition could be adversely affected by any of the following risks. The risks described below are not the only ones that we face. Additional risks that are not yet identified or that we currently think are immaterial may also impair our business operations. You should also refer to our filings with the Securities and Exchange Commission ("SEC") which are incorporated by reference in this offering memorandum and set forth in the "Where You Can Find More Information" section of this offering memorandum.

     Our operating results may fluctuate because of a number of factors, many of which are beyond our control. If our operating results are below the expectations of public market analysts or investors, then the market price of our common stock could decline. Some of the factors that affect our quarterly and annual results, but which are difficult to control or predict are:

WE HAVE RECENTLY EXPERIENCED A DECLINE IN NET REVENUES, AND WE EXPECT THAT OUR OPERATING RESULTS WILL FLUCTUATE IN THE FUTURE DUE TO REDUCED DEMAND IN OUR MARKETS

     Due to general economic conditions and slowdowns in purchases of VLSI semiconductor devices, it has become increasingly difficult for us to predict the purchasing activities of our customers and we expect that our operating results will fluctuate substantially in the future. Future fluctuations in operating results may also be caused by a number of factors, many of which are outside our control. Additional factors that could affect our future operating results include the following:

 .    the loss of major customers
 .    variations, delays or cancellations of orders and shipments of our products
 .    reduction in the selling prices of our products
 .    significant changes in the type and mix of products being sold
 .    design changes made by our customers
 .    our failure to manufacture and ship products on time
 .    changes in manufacturing capacity, the utilization of this capacity and manufacturing yields
 .    variations in product and process development costs
 .    changes in inventory levels
 .    expenses or operational disruptions resulting from acquisitions
 .    market acceptance of our and our customer's products
 .    the timing and provisions of pricing protections and returns from our distributors
 .    availability of foundry capacity and raw materials
 .    cyclicality of the semiconductor industry
 .    our ability of introduce new products and technologies on a timely basis
 .    introduction of products and technologies by our competitors
 .    the timing of our investments in research and development, including tooling expenses associated with product development and preproduction
 .    our customers' practice of buying from a distributor or directly from us,
     and
 .    seasonality of customer buying patterns

     In July 2001, we implemented cost reductions, including a reduction in work force of approximately 10%, to bring our expenses into line with our reduced net revenues expectation. However, we cannot be sure that these measures will be sufficient to offset lower net revenues, and if they are not, our earnings will be adversely affected. In the past, we have recorded significant new product and process development costs because our policy is to expense these costs at the time that they are incurred. We may incur these types of expenses in the future. These additional expenses will have a material and adverse effect on our earnings in future periods. The occurrence of any of the above mentioned factors could have a material adverse effect on our business and on our financial results.

     Our business is characterized by short-term orders and shipment schedules, and customer orders typically can be cancelled or rescheduled without significant penalty to our customers. Because we do not have substantial non-cancelable backlog, we typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially.

  In response to anticipated long lead times to obtain inventory and materials from our foundries, we may order in advance of anticipated customer demand, which might result in excess inventory levels if the expected orders fail to materialize. As a result, we cannot predict the timing and amount of sales to our customers, and any significant downturn in customer demand for our products would reduce our quarterly and our annual operating results. As a result of current and anticipated business conditions, as well as lower than anticipated demand, we recorded a provision for excess inventories during the second quarter of $24.7 million.

     Sudden shortages of raw materials or production capacity constraints can lead producers to allocate available supplies or capacity to larger customers than us, which could interrupt our ability to meet our production obligations.

     Historically, average selling prices in the semiconductor industry have decreased over the life of a product, and, as a result, the average selling prices of our products may decrease in the future. Decreases in the price of our products would adversely affect our operating results.

OUR NET REVENUES AND PROFITS MAY DECREASE IF WE LOSE ANY OF OUR SIGNIFICANT CUSTOMERS

     Historically, a relatively small number of customers has accounted for a significant portion of our net revenues in any particular period. We have no long-term volume purchase commitments from any of our significant customers.

WE ANTICIPATE THAT SALES OF OUR PRODUCTS TO RELATIVELY FEW CUSTOMERS WILL CONTINUE TO ACCOUNT FOR A SIGNIFICANT PORTION OF OUR NET REVENUES.

     Due to these factors, some of the following may reduce our operating results:

 .    reduction, delay or cancellation of orders from one or more of our significant customers;
 .    development by one or more of our significant customers of other sources of supply for current or future products;
 .    loss of one or more of our current customers or a disruption in our sales and distribution channels; and
 .    failure of one or more of our significant customers to make timely payment of our invoices.

WE CANNOT BE CERTAIN THAT OUR CURRENT CUSTOMERS WILL CONTINUE TO PLACE ORDERS WITH US, THAT ORDERS BY EXISTING CUSTOMERS WILL CONTINUE AT THE LEVELS OF PREVIOUS PERIODS OR THAT WE WILL BE ABLE TO OBTAIN ORDERS FROM NEW CUSTOMERS.

WE MUST SUCCESSFULLY TRANSITION TO NEW PROCESS TECHNOLOGIES TO REMAIN
COMPETITIVE

     Our future success depends upon our ability to do the following:

 .    to develop products that utilize new process technologies;
 .    to introduce new process technologies to the marketplace ahead of competitors; and
 .    to have new process technologies selected to be designed into products of leading systems manufacturers.

     Semiconductor design and process methodologies are subject to rapid technological change and require large expenditures for research and development. We currently manufacture our products using 0.8, 0.5, 0.35 and
0.25 micron Complementary Metal Oxide Semiconductor ("CMOS") processes and a 1.0 micron Bipolar CMOS ("BiCMOS") process. We continuously evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies. We are migrating to a 0.18 micron CMOS process, and we anticipate that we will need to migrate to smaller CMOS processes. Other companies in the industry have experienced difficulty in transitioning to new manufacturing processes and, consequently, have suffered reduced yields or delays in product deliveries. We believe that transitioning our products to smaller geometry process technologies will be important for us to remain competitive, and we cannot be certain that we can make such a transition successfully, if at all, without delay or inefficiencies.

OUR SUCCESS DEPENDS ON THE TIMELY DEVELOPMENT OF NEW PRODUCTS, AND WE FACE RISKS OF PRODUCT DEVELOPMENT DELAYS

     Our success depends upon our ability to develop new VLSI devices and software for existing and new markets. The development of these new devices and software is highly complex, and from time to time we have experienced delays in completing the development of new products. Successful product development and introduction depends on a number of factors, including the following:

 .    accurate new product definition;
 .    timely completion and introduction of new product designs;
 .    availability of foundry capacity;
 .    achievement of manufacturing yields; and
 .    market acceptance of our products and our customers' products.

     Our success also depends upon our ability to do the following:

 .    build products to applicable standards;
 .    develop products that meet customer requirements;
 .    adjust to changing market conditions as quickly and cost-effectively as necessary to compete successfully;
 .    introduce new products that achieve market acceptance; and
 .    develop reliable software to meet our customers' application needs in a timely fashion.

     In addition, we cannot ensure that the systems manufactured by our customers will be introduced in a timely manner or that such systems will achieve market acceptance.

OUR NET REVENUES DEPEND ON THE SUCCESS OF OUR CUSTOMERS' PRODUCTS

     Our customers generally incorporate our new products into their products or systems at the design stage. However, customer decisions to use our products (design wins), which can often require significant expenditures by us without any assurance of success, often precede the generation of volume sales, if any, by a year or more. Moreover, the value of any design win largely will depend upon the commercial success of the customer's product and on the extent to which the design of the customer's systems accommodates components manufactured by our competitors. We cannot ensure that we will continue to achieve design wins in customer products that achieve market acceptance.

OUR SUCCESS DEPENDS ON THE RATE OF CONTINUED GROWTH OF THE GLOBAL COMMUNICATIONS INFRASTRUCTURE

     We derive virtually all of our net revenues from products for telecommunications and data communications applications. These markets are characterized by the following:

 .    susceptibility to seasonality of customer buying patterns;
 .    general business cycles;
 .    intense competition;
 .    rapid technological change; and
 .    short product life cycles.

     In addition, although the telecommunications and data communications equipment markets have grown rapidly in the last few years, we cannot be certain that these markets will continue to grow at historical rates. We currently are experiencing a significant slowdown in these markets.

     Products for telecommunications and data communications applications are based on industry standards, which are continually evolving. Our future success will depend, in part, upon our ability to successfully develop and introduce new products based on emerging industry standards, which could render our existing products unmarketable or obsolete. If the telecommunications or data communications markets evolve to new standards, we cannot be certain that we will be able to design and manufacture new products successfully that address the needs of our customers or that such new products will meet with substantial market acceptance.

WE FACE INTENSE COMPETITION IN THE SEMICONDUCTOR MARKET

     The semiconductor industry is intensely competitive and is characterized by the following:

 .    rapid technological change;
     general business cycles;
 .    shortage in fabrication capacity;
 .    price erosion;
 .    unforeseen manufacturing yield problems; and
 .    heightened international competition in many markets.

     These factors are likely to result in pricing pressures on our products, thus potentially affecting our margins.

     Our ability to compete successfully in the rapidly evolving area of high performance integrated circuit technology depends on factors both within and outside our control, including:

 .    success in designing and subcontracting the manufacture of new products that implement new technologies;
 .    protection of our products by effective use of intellectual property laws;

 .    product quality;
 .    reliability;
 .    price;
 .    efficiency of production;
 .    the pace at which customers incorporate our integrated circuits into their products;
 .    success of competitors' products; and
 .    general economic conditions.

     The telecommunications and data communications industries, which are our primary target markets, have become intensely competitive because of deregulation and heightened international competition.

THE CYCLICALITY OF THE SEMICONDUCTOR INDUSTRY AFFECTS OUR BUSINESS

     We provide semiconductor devices to the telecommunications and data communications markets. The semiconductor industry is highly cyclical and currently is subject to a significant contraction of the market. These downturns are characterized by:

 .    diminished product demand;
 .    accelerated erosion of average selling prices; and
 .    production over-capacity.

     We may experience substantial fluctuations in future operating results due to general semiconductor industry conditions, overall economic conditions, seasonality of customers' buying patterns and other factors. We are currently experiencing a significant slowdown in the semiconductor industry.

WE RELY ON OUTSIDE FABRICATION FACILITIES, AND OUR BUSINESS COULD BE HURT IF OUR RELATIONSHIPS WITH OUR FOUNDRY SUPPLIERS ARE DAMAGED

     We do not own or operate a VLSI circuit fabrication facility. Seven foundries currently supply us with most of our semiconductor device requirements. While we have had good relations with these foundries, we cannot be certain that we will be able to renew or maintain contracts with them or negotiate new contracts to replace those that expire. In addition, we cannot be certain that renewed or new contracts will contain terms as favorable as our current terms. There are other significant risks associated with our reliance on outside foundries, including the following:

 .    the lack of assured semiconductor wafer supply and control over delivery schedules;
 .    the unavailability of, or delays in obtaining access to, key process technologies; and
 .    limited control over quality assurance, manufacturing yields and production costs.

RELIANCE ON THIRD-PARTY FABRICATION FACILITIES LIMITS OUR CONTROL OF THE MANUFACTURING PROCESS

     Manufacturing integrated circuits is a highly complex and technology-intensive process. Although we try to diversify our sources of semiconductor device supply and work closely with our foundries to minimize the likelihood of reduced manufacturing yields, our foundries occasionally experience lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. Such reduced manufacturing yields have at times reduced our operating results. A manufacturing disruption at one or more of our outside foundries, including as a result of natural occurrences, could impact production for an extended period of time.

OUR DEPENDENCE ON A SMALL NUMBER OF FABRICATION FACILITIES EXPOSES US TO RISKS OF INTERRUPTIONS IN DELIVERIES OF SEMICONDUCTOR DEVICES

     We purchase semiconductor devices from outside foundries pursuant to purchase orders, and we do not have a guaranteed level of production capacity at any of our foundries. We provide the foundries with rolling forecasts of our production requirements. However, the ability of each foundry to provide wafers to us is limited by the foundry's available capacity. Therefore, our foundry suppliers could choose to prioritize capacity for other customers or reduce or eliminate deliveries to us on short notice. Accordingly, we cannot be certain that our foundries will allocate sufficient capacity to satisfy our requirements.

     We have been, and expect in the future to be, particularly dependent upon a limited number of foundries for our VLSI device requirements. In particular, as of the date of this registration statement, a single foundry manufactures all of our BiCMOS devices. As a result, we expect that we could experience substantial delays or interruptions in the shipment of our products due to the following:

 .    sudden demand for an increased amount of semiconductor devices or sudden reduction or elimination of any existing source or sources of semiconductor devices;
 .    time required to qualify alternative manufacturing sources for existing or new products could be substantial; and
 .    failure to find alternative manufacturing sources to produce VLSI devices with acceptable manufacturing yields.

OUR FAILURE TO PROTECT OUR PROPRIETARY RIGHTS, OR THE COSTS OF PROTECTING THESE RIGHTS, MAY HARM OUR ABILITY TO COMPETE

     Our success depends in part on our ability to obtain patents and licenses and to preserve other intellectual property rights covering our products and development and testing tools. To that end, we have obtained certain domestic and foreign patents and intend to continue to seek patents on our inventions when appropriate. The process of seeking patent protection can be time consuming and expensive. We cannot ensure the following:

 .    that patents will be issued from currently pending or future applications;
 .    that our existing patents or any new patents will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us;

 .    that foreign intellectual property laws will protect our foreign intellectual property rights; and
 .    that others will not independently develop similar products, duplicate our products or design around any patents issued to us.

     Intellectual property rights are uncertain and involve complex legal and factual questions. We may be unknowingly infringing on the proprietary rights of others and may be liable for that infringement, which could result in significant liability for us. For example, we are not aware of any third-party intellectual property rights that would prevent our use and sale of our products, although we have received correspondence from others alleging infringement. If we do infringe the proprietary rights of others, we could be forced to either seek a license to intellectual property rights of others or alter our products so that they no longer infringe the proprietary rights of others. A license could be very expensive to obtain or may not be available at all. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical.

     We are responsible for any patent litigation costs. If we were to become involved in a dispute regarding intellectual property, whether ours or that of another company, we may have to participate in legal proceedings in the United States Patent and Trademark Office or in the United States courts to determine one or more of patent validity, patent infringement, patent ownership or inventorship. These types of proceedings may be costly and time consuming for us, even if we eventually prevail. If we do not prevail, we might be forced to pay significant damages, obtain a license, if available, or stop making a certain product.

     We also rely on trade secrets, proprietary know-how and confidentiality provisions in agreements with employees and consultants to protect our intellectual property. Other parties may not comply with the terms of their agreements with us, and we may not be able to adequately enforce our rights against these people.

OUR BUSINESS COULD BE HARMED IF WE FAIL TO INTEGRATE THE OPERATIONS OF ALACRITY COMMUNICATIONS, INC., ADV ENGINEERING S.A., HORIZON SEMICONDUCTORS, INC. AND ONEX COMMUNICATIONS CORPORATION ADEQUATELY

     Our management must devote substantial time and resources to the integration of the operations of Alacrity Communications, Inc., which we acquired in August 2000, ADV Engineering S.A., which we acquired in January 2001, Horizon Semiconductors, Inc., which we acquired in February 2001 and Onex Communications Corporation, which we acquired in September 2001. The process of integrating research and development initiatives, computer and accounting systems and other aspects of the operations of Alacrity, ADV, Horizon and Onex presents a significant challenge to our management. This is compounded by the challenge of simultaneously managing a larger and more geographically dispersed entity. The operations and personnel of Alacrity and ADV are located in California and France, respectively, and the operations of Horizon and Onex are located in Massachusetts.

     The transactions with Alacrity, ADV, Horizon and Onex present a number of additional difficulties of integration, including:

 .    difficulties in integrating personnel with disparate business backgrounds and cultures;
 .    difficulties in defining and executing a comprehensive product strategy;
     and
 .    difficulties in minimizing the loss of key employees of Alacrity, ADV,
     Horizon and Onex.

     If we delay integrating or fail to integrate the Alacrity, ADV, Horizon and Onex operations or experience other unforeseen difficulties, the integration process may require a disproportionate amount of our management's attention and financial and other resources. Our failure to address these difficulties adequately could harm our business or financial results, and we could fail to realize the anticipated benefits of the transactions.

WE MAY ENGAGE IN ACQUISITIONS THAT MAY HARM OUR OPERATING RESULTS, DILUTE OUR STOCKHOLDERS AND CAUSE US TO INCUR DEBT OR ASSUME CONTINGENT LIABILITIES

     We may pursue acquisitions that could provide new technologies, products or service offerings. Future acquisitions by us may involve the following:

 .    use of significant amounts of cash;
 .    potentially dilutive issuances of equity securities; and
 .    incurrence of debt or amortization expenses related to goodwill and other intangible assets.

     In addition, acquisitions involve numerous risks, including:

 .    difficulties in the integration of the operations, technologies, products and personnel of the acquired company;
 .    diversion of management's attention from other business concerns;
 .    risks of entering markets in which we have no or limited prior experience;
     and
 .    potential loss of key employees of the acquired company.

     From time to time, we have engaged in discussions with third parties concerning potential acquisitions of product lines, technologies and businesses. If such an acquisition does occur, we cannot be certain that our business, operating results and financial condition will not be materially adversely affected.

THE LOSS OF KEY MANAGEMENT COULD AFFECT OUR ABILITY TO RUN OUR BUSINESS

     Our success depends largely upon the continued service of our executive officers, including Dr. Santanu Das, President, Chief Executive Officer and Chairman of the Board of Directors, and other key management and technical personnel and on our ability to continue to attract, retain and motivate other qualified personnel. The competition for such employees is intense.

OUR INTERNATIONAL BUSINESS OPERATIONS EXPOSE US TO A VARIETY OF BUSINESS RISKS

     Foreign markets are a significant part of our net revenues. We expect foreign markets to continue to account for a significant percentage of our net revenues. A significant portion of our net revenues will, therefore, be subject to risks associated with foreign markets, including the following:

 .    unexpected changes in legal and regulatory requirements and policy changes affecting the telecommunications and data communications markets;
 .    changes in tariffs;
 .    exchange rates and other barriers;
 .    political and economic instability;
 .    difficulties in accounts receivable collection;
 .    difficulties in managing distributors and representatives;
 .    difficulties in staffing and managing foreign operations;
 .    difficulties in protecting our intellectual property overseas;
 .    seasonality of customer buying patterns; and
 .    potentially adverse tax consequences.

     Although substantially all of our net revenues to date have been denominated in U.S. dollars, the value of the U.S. dollar in relation to foreign currencies also may reduce our net revenues to foreign customers. To the extent that we expand our international operations or change our pricing practices to denominate prices in foreign currencies, we will expose our margins to increased risks of currency fluctuations. We have assessed the risks related to foreign exchange fluctuations, and have determined at this time that any such risk is not material.

We have substantially increased our indebtedness

     In the third quarter of 2000, we sold in a private placement $460 million of 4.5% convertible notes due September 12, 2005. As a result, we incurred $460 million of additional indebtedness, substantially increasing our ratio of debt to total capitalization. In April 2001, we adopted a repurchase program for our convertible notes, and we may be repurchasing some of the notes from time to time at varying prices. During the second quarter of 2001, we repurchased $82.2 million of our convertible notes due September 12, 2005. The timing and amount of any additional repurchases will depend on many factors, including, but not limited to, the prevailing market price of the notes and overall market conditions. We intend to fund additional repurchases of the notes, if any, from available cash, cash equivalents and short-term investments.

     We may incur substantial additional indebtedness in the future. The level of our indebtedness, among other things, could:

 .    make it difficult for us to make payments on the notes;
 .    make it difficult for us to obtain any necessary future financing for working capital, capital expenditures, debt service requirements or other purposes;
 .    limit our flexibility in planning for, or reacting to changes in, our business; and
 .    make us more vulnerable in the event of a downturn in our business.

     There can be no assurance that we will be able to meet our debt service obligations, including our obligations under the notes.

WE MAY NOT BE ABLE TO SATISFY A CHANGE IN CONTROL OFFER

     The indenture governing the notes contains provisions that apply to a change in our control. If someone triggers a change in control as defined in the indenture, we must offer to purchase the notes with cash. If we have to make that offer, we cannot be sure that we will have enough funds to pay for all the notes that the holders could tender.

WE MAY NOT BE ABLE TO PAY OUR DEBT AND OTHER OBLIGATIONS

     If our cash flow is inadequate to meet our obligations, we could face substantial liquidity problems. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the notes or our other obligations, we would be in default under the terms thereof, which would permit the holders of the notes to accelerate the maturity of the notes and also could cause defaults under future indebtedness we may incur. Any such default could have a material adverse effect on our business, prospects, financial condition and operating results. In addition, we cannot assure you that we would be able to repay amounts due in respect of the notes if payment of the notes were to be accelerated following the occurrence of an event of default as defined in the indenture. In April 2001, we adopted a repurchase program for our convertible notes, and we may be repurchasing some of the notes from time to time at varying prices. During the three months ended June 30, 2001, we repurchased $82.2 million of our convertible notes due September 12, 2005. The timing and amount of any additional repurchases will depend on many factors, including, but not limited to, the prevailing market price of the notes and overall market conditions. We intend to fund additional repurchases of the notes, if any, from available cash, cash equivalents and short-term investments.

OUR STOCK PRICE IS VOLATILE

     The market for securities for high technology companies, including TranSwitch, has been highly volatile. The market sale price of our common stock has fluctuated between a low of $0.80 and a high of $74.69 during the period from June 19, 1995 to September 27, 2001. The closing price was $2.86 on September 27, 2001. It is likely that the price of the common stock will continue to fluctuate widely in the future. In September 2001, we adopted a repurchase program for up to 10% of our common stock. We may purchase some of our shares of common stock from time to time on the open market. Factors affecting the trading price of our common stock include:

 .    responses to quarter-to-quarter variations in operating results;
 .    announcements of technological innovations or new products by us or our competitors;
 .    current market conditions in the telecommunications and data communications equipment markets (we are currently experiencing a significant downturn); and
 .    changes in earnings estimates by analysts.

WE COULD BE SUBJECT TO CLASS ACTION LITIGATION DUE TO STOCK PRICE VOLATILITY, WHICH IF IT OCCURS, WILL DISTRACT OUR MANAGEMENT AND COULD RESULT IN SUBSTANTIAL COSTS OR LARGE JUDGMENTS AGAINST US

     In the past, securities and class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management's attention and resources, which could cause serious harm to our business, operating results and financial condition or dilution to our stockholders.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BY-LAWS AND DELAWARE LAW MAY DISCOURAGE TAKEOVER OFFERS AND MAY LIMIT THE PRICE INVESTORS WOULD BE WILLING TO PAY FOR OUR COMMON STOCK

     Delaware corporate law contains, and our certificate of incorporation and by-laws contain, certain provisions that could have the effect of delaying, deferring or preventing a change in control of our Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Certain of these provisions:

 .    authorize the issuance of "blank check" preferred stock (preferred stock which our board of directors can create and issue without prior stockholder approval) with rights senior to those of common stock
 .    prohibit stockholder action by written consent; and
 .    establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of our common stock by the selling stockholders. The principal purpose of this offering is to register shares issued as a result of our acquisition of Onex and effect an orderly disposition of the shares of the selling stockholders.

                              SELLING STOCKHOLDERS

     The following table sets forth the number of shares beneficially owned by each of the selling stockholders as of September 21, 2001 and the number of shares that may be offered by the selling stockholders pursuant to this prospectus. We have assumed, when calculating the numbers in the table, that all of the shares owned by each selling stockholder and offered pursuant to this prospectus will be sold.

     As of September 21, 2001, there were 85,334,938 shares of common stock outstanding. An asterisk means that the number is less than 1%.


                                                                                        Shares Offered
                                                               Shares Owned                 Pursuant                Shares Owned
                                                            Before the Offering        to this Prospectus        After the Offering
                                                            -------------------        ------------------        ------------------
           Selling Shareholders                             Number      Percent        Number     Percent        Number     Percent
           --------------------                             ------      -------        ------     -------        ------     -------
Abraham, Menachem                                           17,565         *           17,565         *              0           *
Allen, Robert                                                6,354         *            6,354         *              0           *
Aoua, Karim                                                  1,018         *            1,018         *              0           *
Barzum, Roger M                                              2,191         *            2,191         *              0           *
Bennet, Craig L                                              1,455         *            1,455         *              0           *
Blout, Father Daniel A., as trustee of The
Joseph T.and Charlotte A. Pisula
Grandchildren Trust                                          1,115         *            1,115         *              0           *
Boschulte, Alfred                                           18,001         *           18,001         *              0           *
Butler, Carl                                                   509         *              509         *              0           *
Carter, Frederick R                                          1,309         *            1,309         *              0           *
Coombs, David                                               22,407         *           22,407         *              0           *
Curtis, Daniel B                                             3,637         *            3,637         *              0           *
Duffy, Mark P                                               11,639         *           11,639         *              0           *
Dumery, Stefaan                                             12,710         *           12,710         *              0           *
Eggert, Jonathan D                                             909         *              909         *              0           *
Elshama, Adham A                                               582         *              582         *              0           *
Flaschen, Joyce D. and Estate of                             6,822         *            6,822         *              0           *
Steward S. Flaschen
Folk, Richard C                                                218         *              218         *              0           *
Gisler, Heidy                                                1,673         *            1,673         *              0           *
GTV Entrepreneurial Roundtable, L.P.                        20,399         *           20,399         *              0           *
Guirguis, Maher A                                            2,910         *            2,910         *              0           *
Hecht, Olivia A                                              6,547         *            6,547         *              0           *
International Business Machines Corporation                727,948         *          727,948         *              0           *
Lee, Charles                                                25,163         *           25,163         *              0           *
Lipp, William B                                              7,310         *            7,310         *              0           *
Loosemore, Darrell                                             800         *              800         *              0           *
Lou, Xiaoying                                                2,182         *            2,182         *              0           *
Micic, Lubo                                                 18,001         *           18,001         *              0           *
Missert, James                                                 361         *              361         *              0           *
Missert, Thomas                                                 72         *               72         *              0           *
Miu, Roger                                                   3,637         *            3,637         *              0           *
Montry, Gerald F                                            11,179         *           11,179         *              0           *
Noy, Elan T                                                 17,460         *           17,460         *              0           *
Nyborg, Adam C                                               1,455         *            1,455         *              0           *
Nyborg, Charlotte E                                          1,455         *            1,455         *              0           *
Nyborg, Philip and Margaret JT                              58,240         *           58,240         *              0           *
Nyborg, Robert and Jacquelyn JTWROS                          1,455         *            1,455         *              0           *
Nyborg, Margaret H                                          30,555         *           30,555         *              0           *
Nyborg, Philip S                                            29,097         *           29,097         *              0           *
Nyborg, Scott H                                              1,455         *            1,455         *              0           *
Pagos, James M                                              18,001         *           18,001         *              0           *
Paladino, Albert E                                          29,641         *           29,641         *              0           *
Paladino, Catherine J                                        2,910         *            2,910         *              0           *
Paladino, Paul E                                             2,910         *            2,910         *              0           *
Paladino, Robert E                                           2,910         *            2,910         *              0           *
Paladino, Thomas A                                           2,910         *            2,910         *              0           *
Parker, Jeffrey                                              1,818         *            1,818         *              0           *
Pisula, Joseph T                                            11,595         *           11,595         *              0           *
Ramchandani, Rajen S                                         4,947         *            4,947         *              0           *
Renault, Michael                                            19,157         *           19,157         *              0           *
Roy, Subhash and Monami, JT                                 78,385         *           78,385         *              0           *
Roy, Subhash C                                              39,192         *           39,192         *              0           *
Sen, Manjusree                                               4,365         *            4,365         *              0           *
Sheffield, John H                                            4,365         *            4,365         *              0           *



Shukla, Rajendra S                                           3,637         *            3,637        *              0           *
Signal Lake Venture Fund, L.P.                             255,410         *          255,410        *              0           *
Sok, Daniel                                                    582         *              582        *              0           *
Song, Lifeng                                                 1,455         *            1,455        *              0           *
St. Paul Venture Capital Affiliates Fund I, LLC             17,980         *           17,980        *              0           *
St. Paul Venture Capital V, LLC                          1,163,740        1.36%     1,163,740       1.36%           0           *
Star Seed Enterprise                                       434,352         *          434,352        *              0           *
SVE Star Ventures Enterprises No. VII                      781,258         *          781,258        *              0           *
SVM Star Ventures Management GmbH                           26,303         *           26,303        *              0           *
and Co. No.3
SVM Star Ventures Management GmbH No. 3                     55,798         *           55,798        *              0           *
SVM Star Ventures Managementgesellschaft                    37,881         *           37,881        *              0           *
TSF Entrepreneurial Round Table I, L.P.                     20,289         *           20,289        *              0           *
van der Kaay, Erik H                                        18,001         *           18,001        *              0           *
Venrock Associates                                         241,053         *          241,053        *              0           *
Venrock Associates III, L.P.                             1,071,348        1.26%     1,071,348       1.26%           0           *
Venrock Entrepreneurs Fund, L.P.                            26,783         *           26,783        *              0           *
Wu, Bingjuan J                                               1,455         *            1,455        *              0           *
Yadav, Manoj K                                               1,600         *            1,600        *              0           *
Zhang, Chaojun                                               2,182         *            2,182        *              0           *
Zhang, Jingwu                                                5,092         *            5,092        *              0           *
Zhovnirovsky, Igor                                          14,404         *           14,404        *              0           *
-------------------------------                          ---------   ---------      ---------   --------    ---------     ---------
                                                         5,481,504        6.42%     5,481,504       6.42%           0           *


     The selling stockholders acquired their shares in connection with our transaction with Onex Communications Corporation, a Delaware company, through an agreement and plan of reorganization dated as of August 16, 2001. The transaction was accounted for using the purchase method of accounting. In connection with the transaction, we entered into a registration rights agreement with the Onex stockholders pursuant to which we agreed to register the shares issued to them in connection with the transaction.

     Certain of the shares of common stock in the above table, a total of 752,157 shares, have been deposited in an escrow account pursuant to an escrow agreement dated as of September 21, 2001. The escrowed shares will be used to indemnify TranSwitch against losses, if any, resulting from breaches of the representations and warranties made by the selling stockholders in the agreement and plan of reorganization. The escrowed shares that are not needed to cover outstanding claims made by TranSwitch pursuant to the escrow will be released on September 21, 2002.

     Prior to the acquisition of Onex, we had less than a 20% voting interest investment in Onex and an ongoing business relationship with Onex through which Onex provided testing for devices developed by us. Each of the selling stockholders who was employed by Onex is currently employed by us.

                              PLAN OF DISTRIBUTION


     The shares offered in this prospectus may be offered and sold from time to time for the accounts of the selling stockholders, including donees, transferees, pledgees, distributees or other successors in interest that receive such shares as a gift or through another non-sale related transfer from the selling stockholders.

     The selling stockholders will act independently of TranSwitch in making decisions with respect to the timing, manner and size of any sale. The selling stockholders may sell the shares:

 .    at then-prevailing prices and terms;
 .    at prices related to the then-current market price; or
 .    at negotiated prices.

     The sales may be made in the over-the-counter market, on the Nasdaq National Market, or on any exchange on which the shares are listed. The selling stockholders may sell the shares in one or more of the following types of transactions:

 .    one or more block trades in which the broker or dealer will attempt to sell as agent or principal all or a portion of the shares held by the selling stockholder;
 .    purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;
 .    ordinary brokerage transactions and transactions in which a broker solicits purchasers;
 .    in negotiated transactions; or
 .    through other means.

     Subject to the restrictions imposed on them related to their employment by us, the selling stockholders may enter into hedging transactions when selling the shares. For example, the selling stockholders may:

 .    sell shares short and redeliver such shares to close out their short positions;
 .    enter into transactions involving short sales by the brokers or dealers;

 .    enter into option or other types of transactions that require the selling stockholders to deliver shares to a broker or dealer, who then resells or transfer the shares under this prospectus; or
 .    loan or pledge the shares to a broker or dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

     The selling stockholders may effect sales through brokers, dealers or agents, who in turn may arrange for other brokers or dealers to participate.
The brokers, dealers or agents may receive discounts, concessions, commissions or fees from the selling stockholders and/or purchasers of the shares in amounts to be determined prior to the sale. Under the federal securities laws, these brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" and any discounts, concessions or commissions received by them may be deemed to be "underwriting compensation" under the Securities Act of 1933, as amended. Because the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

     In addition to selling the shares, the selling stockholders may:

 .    sell their shares under Rule 144 of the Securities Act, if the transaction meets the requirements of Rule 144;
 .    transfer the shares by gift, distribution or other transfer not involving market makers or established trading markets; or
 .    agree to indemnify any broker, dealer or agent that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     The selling stockholders are not subject to any underwriting agreement.
The selling stockholders, or any parties who receive the shares from the selling stockholders by way of a gift, donation, distribution or other transfer, may sell the shares covered by this prospectus.

     TranSwitch will pay all expenses incident to the offering and sale of the shares to the public other than any discounts, concessions, commissions or fees of underwriters, brokers, dealers or agents.

     Some states require that any shares sold in that state only be sold through registered or licensed brokers or dealers. In addition, some states require that the shares have been registered or qualified for sale in that state, or that there exists an exemption from the registration or qualification requirements and that the exemption has been complied with.

     We intend to maintain the effectiveness of this prospectus until September 21, 2002 or such period as is required to satisfy our obligations under the registration rights agreement among the selling stockholders and us. We may suspend the selling stockholders' rights to resell shares under this prospectus.

     We shall inform the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of shares in the market and to the activities of the selling stockholders and their respective affiliates. In addition, we will make copies of this prospectus available to each of the selling stockholders and shall inform them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We will not receive any proceeds from this offering. The selling stockholders will pay or assume brokerage commissions or other charges and expenses incurred in the resale of the shares.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for TranSwitch by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements of TranSwitch as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, are incorporated by reference in this prospectus and registration statement, in reliance upon the reports of KPMG LLP, independent certified public accountants, as set forth in their reports incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy of any document we file at the SEC's public reference rooms located at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

     You can request copies of these documents by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available at the SEC's web site at http://www.sec.gov. This web site address is included in this document as an inactive textual reference only.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 0-25996):

 .    Annual report on Form 10-K for the year ended December 31, 2000;
 .    Amendment No. 1 to TranSwitch's Annual Report on Form 10-K for the year ended December 31, 2000
 .    Proxy statement, filed on April 17, 2000, for the 2000 Annual Meeting of
     Shareholders;
 .    Quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2001, filed with the SEC on May 1, 2001;
 .    Quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2001, filed with the SEC on August 8, 2001;
 .    Current report on Form 8-K, dated January 24, 2001;

 .    Current report on Form 8-K, dated January 25, 2001;
 .    Current report on Form 8-K, dated February 21, 2001;
 .    Current report on Form 8-K, dated February 23, 2001;
 .    Current report on Form 8-K, dated August 24, 2001;
 .    The "Description of Capital Stock" contained in TranSwitch's registration statement No. 0-25996 on Form 8-A, dated May 28, 1995.

     You may request a copy of these filings, at no cost, by writing or telephoning our Chief Financial Officer at the following address:

                         TranSwitch Corporation
                         3 Enterprise Drive
                         Shelton, Connecticut 06484
                         (203) 929-8810

     This information is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this document.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth an estimate of the expenses we expect to incur and pay in connection with the issuance and distribution of the securities being registered:

Registration Fee -- Securities and Exchange Commission.............  $ 4,303

Accounting Fees and Expenses.......................................    5,000

Legal Fees and Expenses............................................    5,000

Transfer Agent Fees and Expenses...................................    2,000
                                                                     -------
 TOTAL.............................................................  $16,303

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law (DGCL) permits us to indemnify our directors, officers, employees and agents against actual and reasonable expenses (including attorneys' fees) incurred by them in connection with any action, suit or proceeding brought against them by reason of their status or service as a director, officer, employee or agent by or on our behalf and against expenses (including attorneys' fees), judgments, fines and settlements actually and reasonably incurred by him or her in connection with any such action, suit or proceeding, if:

 .    he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of TranSwitch; and
 .    in the case of a criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

     Except as ordered by a court, no indemnification shall be made in connection with any proceeding brought by or in the right of the corporation where the person involved is adjudged to be liable to us.

     Article Ten of our amended and restated certificate of incorporation, as amended, contains provisions that eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. These provisions do not limit or eliminate our rights or those of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. Our certificate of incorporation also contains provisions indemnifying our directors and officers to the fullest extent permitted by the DGCL.

     We maintain directors and officers liability insurance for the benefit of our directors and certain of our officers.

     Our amended and restated by-laws contain no provisions relating to the indemnification of officers and directors.

ITEM 16. EXHIBITS.

The following exhibits, required by Item 601 of Regulation S-K, are filed as a part of this Registration Statement. Exhibit numbers, where applicable, in the left column correspond to those of Item 601 of Regulation S-K.

Exhibit Number                                        Description of Exhibit
-------------------     -------------------------------------------------------
     2.1                Agreement and Plan of Reorganization by and among
                        TranSwitch Corporation, Opal Acquisition Corporation,
                        Onex Communications Corporation, certain Onex Management
                        and certain Onex Stockholders dated as of August 16,
                        2001 (filed herewith)

     2.2                Form of Escrow Agreement by and among TranSwitch
                        Corporation and the Onex Stockholders dated as of September 21, 2001 (filed herewith)

     2.3                Form of Registration Rights Agreement by and among
                        TranSwitch and the Onex Stockholders dated as of September 21, 2001 (filed herewith)

     2.4                Form of Investment Agreement by and among TranSwitch
                        Corporation and the Stockholders of Onex dated as of September 21, 2001 (filed herewith)

     2.5                Form of Voting Agreement by and among TranSwitch
                        Corporation and certain Stockholders of Onex dated as of August 16, 2001 (filed herewith)

     5.1 Legal Opinion of Testa, Hurwitz & Thibeault, LLP (filed herewith)

    23.1                Consent of KPMG LLP (filed herewith)

    24.1                Power of Attorney (Contained on Signature Page)

ITEM 17. UNDERTAKINGS.

We hereby undertake:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;
     (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.
     (iii) to include any material information with respect to the plan of distribution not pervasively disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) that, for purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereto.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of TranSwitch pursuant to the foregoing provisions, or otherwise, TranSwitch has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, TranSwitch will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-3 and have duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized in the City of Shelton, State of Connecticut on September 28, 2001.

                                        TRANSWITCH CORPORATION

                                        By: /s/ Peter J. Tallian
                                            -------------------------
                                        Senior Vice President, Chief
                                        Financial Officer & Treasurer

                               POWER OF ATTORNEY

Each person whose signature appears below on this registration statement hereby constitutes and appoints Dr. Santanu Das and Peter Tallian and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including post-effective amendments and amendments thereto) to this registration statement of TranSwitch Corporation, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name                                                Capacity                          Date
-----------------------------------  ---------------------------------------  ---------------------
/s/  Dr. Santanu Das                 President, Chief Executive Officer and   September 28, 2001
-----------------------------------  Chairman of the Board of Directors
Dr. Santanu Das                      (Principal Executive Officer)

/s/  Peter J. Tallian                Senior Vice President, Chief Financial   September 28, 2001
-----------------------------------  Officer and Treasurer
Peter J. Tallian                     (Principal Financial and Accounting
                                     Officer)

/s/  Alfred F. Boschulte             Director                                 September 28, 2001
-----------------------------------
Alfred F. Boschulte

Name                                                Capacity                          Date
-----------------------------------  ---------------------------------------  ---------------------
/s/  Gerald F. Montry                Director                                 September 28, 2001
-----------------------------------
Gerald F. Montry

/s/  James M. Pagos                  Director                                 September 28, 2001
-----------------------------------
James M. Pagos

/s/  Dr. Albert E. Paladino          Director                                 September 28, 2001
-----------------------------------
Dr. Albert E. Paladino

/s/ Erik H. van der Kaay             Director                                 September 28, 2001
-----------------------------------
Erik H. van der Kaay

/s/ Dr. Hagen Hultzsch               Director                                 September 28, 2001
-----------------------------------
Dr. Hagen Hultzsch

                               INDEX TO EXHIBITS

Exhibit Number                                       Description of Exhibit
--------------------------  ------------------------------------------------------------------------
          2.1               Agreement and Plan of Reorganization by and among TranSwitch
                            Corporation, Opal Acquisition Corporation, Onex Communications
                            Corporation, certain Onex Management and certain Onex Stockholders dated as of August 16, 2001 (filed herewith)

          2.2               Form of Escrow Agreement by and among TranSwitch Corporation and the
                            Onex Stockholders dated as of September 21, 2001 (filed herewith)

          2.3               Form of Registration Rights Agreement, by and among TranSwitch and the
                            Onex Stockholders dated as of September 21, 2001 (filed herewith)

          2.4               Form of Investment Agreement by and among TranSwitch Corporation and the Stockholders of Onex dated as of September 21, 2001 (filed herewith)

          2.5               Form of Voting Agreement by and among TranSwitch Corporation and certain Stockholders of Onex dated as of August 16, 2001 (filed herewith)

          5.1               Legal Opinion of Testa, Hurwitz & Thibeault, LLP (filed herewith)

         23.1               Consent of KPMG LLP (filed herewith)

         24.1               Power of Attorney (contained on Signature Page)